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                            January 13, 2023

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Registration
Statement on Form S-1
                                                            Filed January 4,
2023
                                                            File No. 377-06412

       Dear Mark Hanchett:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary Compensation Table, page 68

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2022.
       Exhibits

   2. We note your Form 8-K filed January 6, 2023. Please include the Form of Amendment
                                                        No. 1 to Securities
Purchase Agreement and Form of Amendment No. 1 to Registration
                                                        Rights Agreement as
exhibits to the registration statement.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Mark Hanchett
Atlis Motor Vehicles Inc
January 13, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMark Hanchett                            Sincerely,
Comapany NameAtlis Motor Vehicles Inc
                                                           Division of
Corporation Finance
January 13, 2023 Page 2                                    Office of
Manufacturing
FirstName LastName